Exhibit 99.II-1(as)

BBI HOLDINGS PLC

Golden Gate Ly Glas Avenue,Cardiff, CF14 5DX

8 APRIL 2004

STRICTLY PRIVATE & CONFIDENTIAL

David Evans

6 Chapelton Road

Condorrat

G67 4HA

Dear David

On behalf of the board, I have pleasure in confirming the basis of your appointment as a non-executive director of BBI Holdings plc (the “Company”) with continuing effect subject to the terms of this letter.

1.             APPOINTMENT

1.1           Your current appointment as Chairman and non-executive director will continue on the basis set out in this letter for a term of 3 years commencing on 1 January 2004 unless terminated earlier by and at the discretion of either party immediately upon giving notice in writing to the other, subject always to the remaining terms of this Letter.

1.2           Your appointment is subject to termination as follows:-

(a)           if, for any reason, you cease to be a Director of the Company; or

(b)           if you resign as a Director.

1.3           The appointment and re-appointment of Directors of the Company is subject to the provisions of the Company’s Articles of Association from time to time and any provisions of the Companies Acts (meaning every statute from time to time in force concerning companies insofar as it applies to the Company) and the Combined Code and the Listing Rules of the UK Listing Authority relating to the removal of directors.

2.             DUTIES & TIME COMMITMENT

2.1           Overall, we anticipate a time commitment of approximately 15 days per year, to include:-

(a)           attendance at the regular board meetings which the Company holds each year,

These may be at various locations;

(b)           attendance at other board meetings which arise for extraordinary matters upon receiving reasonable notice;

(c)           being a member of the Remuneration and Administrative Committees and

Chairman of the Nominations Committee;

(d)           attendance at the AGM, one annual board day away, and at least one site visit per year.

together with such appropriate preparation time as is necessary to enable you to effectively discharge your duties and responsibilities as a non-executive director of the Company.

3.             ROLE

3.1           Non-executive directors have the same legal responsibilities to the Company as any other Director. The board as a whole is collectively responsible for promoting the success of the Company by directing and supervising the Company’s affairs. The board:

(a)           provides the entrepreneurial leadership of the Company within a framework of prudent and effective controls which enable risk to be assessed and managed;

(b)           sets the Company’s strategic aims, ensures that the necessary financial, human and other resources are in place for the Company to meet its objectives, and reviews management performance; and

(c)           sets the Company’s values and standards and ensures that its obligations to its shareholders and others are understood and met

3.2           In addition to these requirements for all Directors, your role of non-executive has the following key elements:

(a)           you should constructively challenge and contribute to the development of strategy;

(b)           you should scrutinise the performance of management in meeting agreed goals and objectives and monitor the reporting of performance;

(c)           you should satisfy yourself that the financial information is accurate and that financial controls and systems of risk-management are robust and defensible; and

(d)           you are responsible for determining appropriate levels of remuneration of executive directors (if a member of the Compensation Committee) and have a prime role in appointing, and where necessary removing, senior management and in succession planning.

4.             COMMITTEES

4.1           Nominations Committee

You have been requested and have agreed to act as the Chairman of the Nominations Committee of the board with immediate effect. A copy of the written terms of reference of the Nominations Committee, which normally meets at least twice a year, is enclosed for your information.

4.2           Remuneration Committee

You have been requested and have agreed to act as a member of the Remuneration Committee of the board with immediate effect. A copy of the written terms of reference of the Remuneration Committee, which normally meets at least twice a year, is enclosed for your information.

4.3           Administrative Committee

You have been requested and have agreed to act as a member of the Administrative Committee of the board with immediate effect. A copy of the written terms of reference of the Administrative Committee, which meets as and when required, is enclosed for your information.

5.             FEES

5.1           In consideration for your carrying out your duties in relation to the appointment, you shall receive an annual fee of £20,000 plus VAT, if any, due thereon and you shall be entitled to recover all expenses reasonably and actually incurred by you whilst attending to your duties as a Director of the Company, subject to the production of such receipts and other evidence as the Company may reasonably require. This fee shall be payable monthly in arrears (unless otherwise agreed) and shall be subject to an annual review by the board.

5.2           If you are required to make any special journeys or perform any special services on behalf of the Company or its business, you may be paid such reasonable additional remuneration and expenses therefor as the board may from time to time determine.

5.3           In the event of termination of the appointment for any reason, you shall not be entitled to any compensation for loss of office but you will be entitled to receive any part of your annual fee or any special fees which have accrued but are unpaid, and reimbursement of all outstanding expenses properly incurred by you in relation to the appointment, as at the date of termination.

6.             SERVICE NOT PENSIONABLE

6.1           The office of non-executive director of the Company is not pensionable by the Company.

7.             AUTHORITY TO SEEK PROFESSIONAL ADVICE AT COMPANY’S EXPENSE

7.1           During the period of the appointment you may need to seek legal or financial advice in the furtherance of your duties. To do this you can consult the Company’s advisers. If, however, you consider it necessary you can take independent professional advice at the Company’s expense. If you intend to do this you should first (unless inappropriate to do so) advise those members of the Board who you consider are appropriate in relation to the matter, being at least two other directors, of the reasons why you consider this to be necessary and the name and qualifications of the professional adviser you propose to consult. If it is possible to do so, an indication of the likely costs should also be stated. In any event, such costs should not exceed £2,000 plus VAT, if any, due thereon.

8.             COMPLIANCE WITH APPLICABLE RULES, CODES, ETC

8.1           The appointment is also subject to:-

(a)           the Articles of Association of the Company, which include provisions for retirement by rotation for all the board.

(b)           applicable principles and rules of corporate governance, including the Combined Code derived by the Hampel Committee from its Report and the Model Code appended to Chapter 16 of the Listing Rules of the London Stock Exchange and/or any no less exacting restrictions upon dealing in the Company’s shares imposed by the Company from time to time (a copy of the Company’s current share dealing code is attached to this letter).

8.2           In respect of paragraph 8.1 above you undertake to:-

(a)           read the attached copy of the Combined Code;

(b)           keep yourself updated as regards any amendments to the Combined Code; and

(c)           take all reasonable endeavours to comply with the Combined Code.

9.             CONFIDENTIAL INFORMATION

9.1           Given the nature of the Company’s activities and the involvement which you have in the business and affairs of the Company and may have in the business and affairs of any Group Company, you have direct access to information, much of which may be confidential and the general disclosure of which could be extremely damaging to the business of the Company or any Group Company.

9.2           You shall, whilst you remain a director of the Company or at any time thereafter keep confidential any Confidential Information which has come or may come to your knowledge and you shall only use such Confidential Information as directed by the Company or as required in connection with proper performance of your duties as a non-executive director of the Company except as required by law, a court or tribunal of competent jurisdiction or any applicable regulatory or statutory authority or body, or except as necessarily required in the context of proceedings before any such court, tribunal, or regulatory or statutory authority or body to evidence the proper discharge or your duties as a non-executive director of the Company.

9.3           For the purpose of this letter:-

(a)           “Confidential Information” means:-

(i)            trade secrets and information relating to the businesses, employees, transactions and affairs of the Company or any Group Company (including but not limited to unpublished price-sensitive information (as defined in the Model Code)) which is for the time being confidential to the Company or any Group Company;

(ii)           analyses made or views taken by the Company or any Group Company in respect of the businesses, finances, dealings, transactions and affairs of the Company, any Group Company or third parties; and

(iii)          information in respect of which the Company or any Group Company is bound by an obligation of confidentiality to a third party:

but excluding from the foregoing definition of  “Confidential Information” any information which may (otherwise than through your default) become available to, or within the knowledge of, the public generally; and

(b)           “Group Company” means any company which is for the time being a parent undertaking of the Company or a subsidiary undertaking of the Company or such parent undertaking or in which the Company has for the time being a participating interest (“parent undertaking”, “subsidiary undertaking” and “participating interest” having the meanings ascribed to them in sections 258 and 260 respectively of the Companies Act 1985).

9.4           You shall, on request at any time (and in any event, at the end of your appointment as a non-executive director of the company) immediately deliver up to the Company all keys , passes, Confidential Information, company records and other documents, files, computer disks or other software storage, media and any other property of whatsoever nature which may be in your possession or control and relates in any way to the business and affairs of the Company or any Group Company and you shall not, without the written consent of the board of directors of the Company retain any copies thereof, provided always that you shall be entitled to retain all board papers and any other documentation which pertain to your meetings as a director and shall also be entitled to retain any other documentation which you reasonably consider may be required to evidence the proper discharge of your duties as a non-executive director of the Company.

10.          NO DIRECTORSHIPS, ETC WITH COMPETITORS

10.1         For the avoidance of doubt, I confirm that you shall be free to retain or accept appointments (including non-executive directorships) with any firm or company provided that:-

(a)           the business of the firm or company does not compete with the business of the Company; or

(b)           the Company gives its consent.

10.2         You shall notify the Company of that other appointment prior to accepting it or, if that other appointment shall already exist at the time that you accept this appointment, prior to accepting this appointment. However, this obligation to notify shall not arise unless that other appointment is as a director of a public company.

11.          INSURANCE AND INDEMNITY

11.1         The Company will maintain in force throughout the duration of your appointment director’s and officer’s insurance covering you for such risks arising from or connected with the appointment and for such amounts as the Board may from time to time determine (but subject to restrictions and exclusions applicable to such insurance).

11.2         The Company undertakes to indemnify and reimburse you in respect of any liability to tax you may actually incur arising out of or in connection with any payments made to you, or made to third parties on your behalf (including, but not limited to, in respect of any legal and other costs incurred by you or on your behalf in defending a claim against you where such claim is covered by the insurance policy referred to at Clause 11.1), under the insurance policy referred to a Clause 11.1 above and maintained by the Company on your behalf.

11.3         The provisions in Clause 11.2 shall not be enforceable against the Company to the extent that the indemnify contained therein and/or any payments made to you, or on your behalf, by the Company under it contravenes the provisions of sections 310 and/or 311 of the Companies Act 1985 and for the avoidance of doubt shall not be enforceable against the Company in circumstances involving your negligence, default, breach of duty or breach of trust in relation to the Company where judgment is not given in your favour.

11.4         If any third party makes a claim against you, or notifies you of an intention to make any claim against you, which may reasonably be considered as likely to give rise to a liability to the Company under the provisions of Clause 11.1, you undertake as soon as reasonably practicable to give written notice of that matter to the Company, specifying in reasonable detail the nature of the relevant claim.

I would be grateful if you could confirm your acceptance of these terms and conditions of your appointment as non-executive director of the Company by signing, dating and returning the attached copy of this letter.

Yours sincerely

/s/ [ILLEGIBLE]
Director

To           The Directors

BBI Holdings plc

I hereby confirm my appointment as a non-executive director of BBI Holdings plc on the terms and conditions set out in the foregoing letter.

Yours sincerely

Signed	[ILLEGIBLE]

Dated	8 April 2004